EXHIBIT 99.1

VOX ROYALTY ACQUIRES WYLOO NORTH IRON ORE ROYALTY IN PILBARA REGION OF WESTERN AUSTRALIA

DENVER – August 25, 2025 – Vox Royalty Corp. (TSX: VOXR) (NASDAQ: VOXR) (“Vox” or the “Company”), a returns focused mining royalty company, is pleased to announce that it has executed a binding agreement to acquire an iron ore royalty over the Wyloo North iron ore project in the Pilbara region of Western Australia (the “Royalty”), currently operated by Fortescue Metals Group (“Fortescue”), from an Australian company (the “Vendor”) for A$1.5 million (~US$1 million). The Royalty is a 1.5% Gross Revenue Royalty payable on the first 15 million tonnes of iron ore production from the Wyloo North deposit, which forms part of Fortescue’s Greater Western Hub.

Spencer Cole, Chief Investment Officer stated: “We are pleased to announce the Wyloo North royalty acquisition in Western Australia, which aligns with Vox’s focus on large high-grade orebodies, operated by large-cap mining companies with medium-term development potential via existing infrastructure. The Wyloo North Royalty is expected to generate meaningful returns once it enters production. Vox management is confident that the deposit has the potential to be fast-tracked towards production by the A$60B market cap operator Fortescue.”

WESTERN HUB
SOLOMON HUB
Lora
Farquhar
Zorb
Cobra
Elevation
Eliwana
Flying Fish
Wyloo North
Boolgeeda CID
Vivash
Cerberus
Queens
Firetail
Kings
Serenity
Raven
Sheila Valley
Stingray
Mt MacLeod
Tom Price
Karijini National Park
450,000
500,000
550,000
600,000
Data Sources:
Roads and Towns, Landgate
Tenements, DMIRS, 2022
Topography 90m DEM, Geoscience Australia
All other data, FMG, 2022
LEGEND
Town
FMG Deposit
FMG Rail Alignment
Other Rail Alignment
FMG Hub
Solomon Operating Hub Mineral Resource
Greater Solomon Hub Mineral Resource
Western Operating Hub Mineral Resource
Greater Western Hub Mineral Resource
FMG Managed Tenements
National Park
0 10 20 30
Kilometres
Requested By: E. Retz
Drawn By: HW
Revised By: hwallace
Approved By:
Scale: 1:700,000
Coordinate System: GDA 1994 MGA Zone 50
Document Name: 100_MP_GN_0035.002_r1
Date: 8/08/2022
Size: A4L
Revision: 1
Confidentiality: 0
FMG accepts no liability and gives no representation or warranty, express or implied, as to the information provided including its accuracy, completeness, merchantability or fitness for purpose.
Western & Solomon Hubs
FMG Projects
Fortescue

Figure 1 – Wyloo North deposit within Fortescue’s Western Hub

(Source: https://minedocs.com/23/Fortescue-MR-06302022.pdf)

Project Overview – Wyloo North(1)

The Wyloo North iron ore deposit is a large 7km-long satellite orebody located within 30km of the producing Eliwana Iron Ore Operation, which currently produces 30Mtpa iron ore annually. Wyloo North contains some of the highest-grade iron content of any deposit within Fortescue’s Greater Western Hub (59.6% Fe at Wyloo North compared to the Greater Western Hub total of 56.8% Fe).

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FMG Pilbara Pty Ltd (“FMGP”) Ltd, which is a subsidiary of Fortescue, is the operator of the key Wyloo North mining lease M47/1567 (formerly M47/1488, M47/1489, M47/1490, M47/1508, E47/1395 and E47/1650), which is part of a package of tenements collectively known as the Wyloo North Project. Exploration mapping and drilling have been carried out on the project area since mid-2006 and through the results of that drilling, FMGP has identified significant iron ore mineralization within the tenement boundaries. During 2006 through to 2016, FMGP conducted extensive mapping programmes throughout the Wyloo North project. From the mapping focusing on the Marra Mamba and Brockman Iron Formation bedrock, areas of mineralization were identified for Reverse Circulation (“RC”) drilling to test for bedded iron deposits and detrital iron deposits.

435,000
440,000
445,000
450,000
455,000
7,510,000
7,505,000
7,500,000
7,495,000
LOCATION OVERVIEW
Dampier
Karratha
Onslow
Tom Price
Paraburdoo
Map Extent
Legend
FMG Drill Collars
Wyloo North Application Area
FMG Managed Tenements
FMG Resource Outlines
Alteration
g; h; l; m
f; n; p; s
E47/1299
E47/1395
M47/1489
M47/1490
E47/3126
L47/790
M47/1488
E47/3506
L47/232
E47/2292
E47/1650
E47/2171
M47/1508
P47/1278
E47/1154
Data Source(s):
FMG Tenement based on source from DMP, 2017.
Aerial, FMG and Landgate.
0 1 2 3 4
Kilometers
N
Mining Lease Application Wyloo North
FMG Drilling Resources and Mineralisation
Requested By: S. Badock
Drawn By: S. Costello
Revised By: scostello
Approved By: P. Mastalir
Scale: 1:110,000
Coordinate System: GDA 1994 MGA Zone 50
Document Name: EX_MP_EX_0369.003_r1
Date: 19-Dec-17
Size: A4L
Revision: 0
Confidentiality: 0
FMG accepts no liability and gives no representation or warranty, express or implied, as to the information provided including its accuracy, completeness, merchantability or fitness for purpose.
Fortescue Metals Group Ltd

Figure 2 – Wyloo North key mining lease M47/1567

(Source: https://geodocsget.dmirs.wa.gov.au/api/GeoDocsGet?filekey=a02d3a32-16b3-4d8c-8b3b-fded31c0f21d-0gy1m0zhqdtokz1z8pcx0l1ss7z87tgp0daltepm)

The iron ore deposits at Wyloo North are variably dipping to the north and north-east ranging from 20 to 60 degrees dip, and thicknesses up to 95m in vertical thickness. The combined strike length of mineralization through the central project area is over 7kms long, with additional 1.5km – 2km strike length mineralization in the western region and 800m – 1km strike length of mineralization on the east of M47/1567. The deposits occur as bedded iron deposits and are hosted within the Brockman Iron Formation, Marra Mamba Iron Formation and, in part, the Weeli Wolli Formation.

The most recent Wyloo North inferred mineral resource estimate disclosed by Fortescue, prior to its consolidation within the Greater Western Hub mineral resource total, is as follows:

Table 1 – Wyloo North Mineral Resource within Greater Western Hub (June 2022)

(Source: https://minedocs.com/23/Fortescue-MR-06302022.pdf)

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Based on the results obtained from the ongoing RC drilling programs across Wyloo North, JORC compliant resource models have been estimated on an ongoing basis by Fortescue. From the completion of these prior resource models, Fortescue formed the opinion that a significant body of potentially economic mineralization exists in the area covered by former tenements M47/1488, M47/1489, M47/1490, M47/1508, E47/1395 and E47/1650 – which formed the basis of a mining lease application for ML47/1567. This mining lease application was based on a reasonable prospect that this mineralization will be mined at some future point in time.

Upcoming potential catalysts for Wyloo North Royalty:

•	Updated resource and reserve classification for Wyloo North deposit;
•	Lodgement of a Referral Form with the Western Australia EPA for Wyloo North development approval; and
•	Receipt of Ministerial Decision to commence mine development.

Qualified Person

Timothy J. Strong, MIMMM, of Kangari Consulting LLC and a “Qualified Person” under NI 43-101, has reviewed and approved the scientific and technical disclosure contained in this press release.

About Vox

Vox is a returns focused mining royalty company with a portfolio of over 60 royalties and streams spanning eight jurisdictions. The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to target the highest returns on royalty acquisitions in the mining royalty sector. Since the beginning of 2020, Vox has announced over 25 separate transactions to acquire over 60 royalties.

Further information on Vox can be found at www.voxroyalty.com.

For further information contact:

Spencer Cole	Kyle Floyd
Chief Investment Officer	Chief Executive Officer
spencer@voxroyalty.com 720-602-4223	info@voxroyalty.com 720-602-4223

Cautionary Statements to U.S. Securityholders

This press release and the documents incorporated by reference herein, as applicable, have been prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ from the previous and current standards of the U.S. securities laws. In particular, and without limiting the generality of the foregoing, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “inferred mineral resources,”, “indicated mineral resources,” “measured mineral resources” and “mineral resources” used or referenced herein and the documents incorporated by reference herein, as applicable, are Canadian mineral disclosure terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”). In addition to NI 43-101, a number of resource and reserve estimates have been prepared in accordance with the JORC Code (as such term is defined in NI 43-101), which differ from the requirements of NI 43-101 and U.S. securities laws but is defined in NI 43-101 as an “acceptable foreign code”. Readers are cautioned that a qualified person has not carried out independent work to validate the JORC Code resource and reserve estimates referenced herein.

For U.S. reporting purposes, the U.S. Securities and Exchange Commission (the “SEC”) has adopted amendments to its disclosure rules (the “SEC Modernization Rules”) to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Securities Exchange Act of 1934, as amended, which became effective February 25, 2019. The SEC Modernization Rules more closely align the SEC’s disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7. Issuers were required to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information contained or incorporated by reference herein may not be comparable to similar information disclosed by companies domiciled in the U.S. subject to U.S. federal securities laws and the rules and regulations thereunder.

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As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding CIM Definition Standards that are required under NI 43-101. While the SEC will now recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, U.S. investors should not assume that all or any part of the mineralization in these categories will be converted into a higher category of mineral resources or into mineral reserves without further work and analysis. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that all or any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable without further work and analysis. Further, “inferred mineral resources” have a greater amount of uncertainty and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of inferred mineral resources will be upgraded to a higher category without further work and analysis. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules or under the prior standards of SEC Industry Guide 7.

Cautionary Note Regarding Forward-Looking Statements and Forward-Looking Information

This press release contains “forward-looking statements”, within the meaning of the U.S. Securities Act of 1933, as amended, the U.S. Securities Exchange Act of 1934, as amended, the Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate” “plans”, “estimates” or “intends” or stating that certain actions, events or results “ may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements”. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements.

The forward-looking statements and information in this press release include, but are not limited to, summaries of operator disclosure provided by management and the potential impact on the Company of such operator disclosure, statements regarding expectations for the timing of commencement of resource updates, development, construction at and/or resource production at Wyloo North, expectations regarding the size, quality and exploitability of the resources at Wyloo North, and requirements for and operator ability to receive regulatory approvals.

Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to materially differ from those reflected in the forward-looking statements, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Vox will purchase precious metals or from which it will receive royalty or stream payments, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other metals; industry conditions, including commodity price fluctuations, interest and exchange rate fluctuations; interpretation by government entities of tax laws or the implementation of new tax laws; the volatility of the stock market; competition; risks related to Vox’s dividend policy; epidemics, pandemics or other public health crises, including the global outbreak of the novel coronavirus, geopolitical events and other uncertainties, such as the conflict in Ukraine, as well as those factors discussed in the section entitled “Risk Factors” in Vox’s annual information form for the financial year ended December 31, 2024 available at www.sedar.com and the SEC’s website at www.sec.gov (as part of Vox’s Form 40-F).

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Should one or more of these risks, uncertainties or other factors materialize, or should assumptions underlying the forward-looking information or statement prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Vox cautions that the foregoing list of material factors is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

Vox has assumed that the material factors referred to in the previous paragraph will not cause such forward looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Vox as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward looking information and should not rely upon this information as of any other date. While Vox may elect to, it does not undertake to update this information at any particular time except as required in accordance with applicable laws.

None of the TSX, its Regulation Services Provider (as that term is defined in policies of the TSX) or The Nasdaq Stock Market LLC accepts responsibility for the adequacy or accuracy of this press release.

Technical and Third-Party Information

Except where otherwise stated, the disclosure in this press release is based on information publicly disclosed by project operators based on the information/data available in the public domain as at the date hereof and none of this information has been independently verified by Vox. Specifically, as a royalty investor, Vox has limited, if any, access to the royalty operations. Although Vox does not have any knowledge that such information may not be accurate, there can be no assurance that such information from the project operators is complete or accurate. Some information publicly reported by the project operators may relate to a larger property than the area covered by Vox’s royalty interests. Vox’s royalty interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production from a property.

References & Notes:

(1) Wyloo North project commentary and maps sourced from the following December-2017 documents on the MINEDEX database:

a.	Mineralisation Report in support of Application for Mining Lease application 47/xxxx (Wyloo North Project)
b.	Mining Statement in support of Application for Mining Lease application 47/xxxx (Wyloo North Project)
c.	Link to both documents: https://geodocs.dmirs.wa.gov.au/Web/documentlist/8/ML_NUM/M47%2F1567

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